SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of: October 2004

                         Commission File Number 0-18939


                             BERKLEY RESOURCES INC.
                               (Registrant's name)

                         455 Granville Street, Suite 400
                   Vancouver, British Columbia, Canada V6C 1T1
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

            Form 20-F     x            Form 40-F
                         ---                        ---

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                         No    x
                         ---                        ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

     On October 13, 2004, Berkeley Resources, Inc. issued the press release attached hereto as Exhibit 99.

     Exhibit No.    Description
     -----------    -----------

         99 Press Release dated October 13, 2004 announcing Private Placements - $3.0 Million (Canadian)



                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       BERKLEY RESOURCES INC.
                                       (Registrant)




Date:  October 14, 2004                /s/ Matt Wayrynen
       -------------------             ----------------------------------------
                                       Matt Wayrynen, President

                                  Exhibit Index


   Exhibit No.      Description
   -----------      -----------

         99         Press  Release  dated  October  13,  2004  titled   "Private
                    Placements - $3.0 Million"

                                                                      Exhibit 99
                                                                      ----------


                             BERKLEY RESOURCES INC.
                           400 - 455 Granville Street
                                 Vancouver, B.C.
                                     V6C 1T1
                     Tel: (604) 682-3701 Fax: (604) 682-3600


October 13, 2004                        Trading Symbols: BKS - TSX Venture
                                                BRKDF.PK - OTC BB (US)

                        PRIVATE PLACEMENTS - $3.0 Million

Berkley Resources Inc (the "Company") has arranged a brokered private placement with Canaccord Capital Corporation (the "Agent") as agent of up to 2 million units at a price of $1.00 per unit (the "Flow-Through Offering"), each unit consisting of one flow-through share and one-half of a non-transferable non flow-through share purchase warrant. Each flow-through share will entitle the investor to the tax benefits of the qualifying Canadian exploration expenses incurred by the Company, which will be "flowed-through" to the investor. Each whole warrant under the Flow-Through Offering will entitle the investor to purchase one additional non flow-through common share at an exercise price of $1.25 per share during the first year and $1.50 per share during the second year from the date of closing.

The Company has also arranged separate non-brokered and brokered private placements of up to an aggregate of 1.0 million units at a price of $1.00 per unit (the "Non Flow-Through Offerings"), each unit consisting of one common share and one-half of a non-transferable share purchase warrant. Each whole warrant under the Non Flow-Through Offerings will entitle the investor to purchase one additional share at a price of $1.10 during the first year and $1.25 during the second year from the date of closing. Of the Non Flow-Through Offerings, 200,000 will be brokered through the Agent, and 800,000 units will be non-brokered.

The net proceeds of the offerings will be used for additional exploration and development work on the Company's Canadian oil and gas properties and for general working capital requirements.

In connection with the brokered portion of the offerings, the Agent will be paid a commission of 10% of the gross proceeds raised (of which the Agent may elect to take up to one-half in Non Flow-Through Offering units), plus Agent's warrants to purchase up to 2% of the number of the total number of units sold exercisable upon the same terms as the Non Flow-Through Offering's warrants, and a corporate finance and administrative fee of 20,000 units having the same terms as the Non Flow-Through Offering and $5,000 plus GST.

The above transactions will be subject to regulatory approval.

On behalf of the Board of Directors
of Berkley Resources Inc.


"Matt Wayrynen"
------------------------------------
Matt Wayrynen
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

Forward Looking Information: This news release may contain forward-looking statements including expectations of future production, cash flow and earnings. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the risks associated with the oil and gas industry (e.g., operational risks in exploration, development and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety, and environmental risks), as well as commodity prices and exchange rate fluctuations, and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures or governmental regulations.